As filed with the Securities and Exchange Commission on December 27, 2007
Registration No. 333-144198

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PRE-EFFECTIVE
AMENDMENT NO. 3
ACE*COMM CORPORATION
(Exact name of registrant as specified in its governing instrument)

Maryland	52-1283030
(State of Organization)	(I.R.S. Employer Identification Number)
704 Quince Orchard Road
Gaithersburg, MD 20878
(Address of principal executive offices)
Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878
(301) 721-3000

Copies to:
Steven Kaufman, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5736

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount to	Aggregate Price	Aggregate	Amount of
Title of Class	be	per Common	Offering	Registration
of Securities Being Registered	Registered	Share (1)	Price (1)	Fee
Common Stock, $0.01 par value per share	5,450,000	$0.37	$2,016,500	$61.90

(1)	Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on a price of $0.37 per share of common stock of ACE*COMM (the average of the bid and asked price per share of common stock of ACE*COMM as quoted on the OTC Bulletin Board on December 21, 2007).

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is neither an offer to sell nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is unlawful.

SUBJECT TO COMPLETION, DATED DECEMBER 27, 2007
PROSPECTUS
5,450,000 SHARES
ACE*COMM CORPORATION
COMMON STOCK
          This prospectus relates to the offering of up to 5,450,000 shares of common stock of ACE*COMM Corporation at various times by the selling stockholders identified in this prospectus. The shares offered by the selling stockholders include up to 5,450,000 shares issued or issuable from time to time upon conversion of principal and interest under senior secured convertible notes. The notes were issued to the selling stockholders in a private placement completed in mid-June 2007. The terms of the private placement are described more fully below under the caption “Recent Private Placement.”
          The selling stockholders may offer and sell the shares issuable upon conversion of the notes from time to time on the OTC Bulletin Board or in private transactions at prevailing market prices or at privately negotiated prices. The registration of the offered shares does not necessarily mean that the shares will be offered or sold by the selling stockholders. We will not receive any of the proceeds from a sale of the shares by the selling stockholders. The selling stockholders, however, are responsible for their own brokerage commissions and similar expenses.
          ACE*COMM Corporation common stock is quoted on the OTC Bulletin Board under the symbol “ACEC”. On December 20, 2007, the closing bid price of ACE*COMM Corporation common stock on the OTC Bulletin Board was $ 0.35 per share.

Investing in our common stock involves risks.
Please read “Risk Factors” beginning on page 5 before purchasing the common stock.

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 27, 2007.

PROSPECTUS SUMMARY
The following summarizes the terms of the senior secured convertible notes and warrants we issued in connection with our private placement completed in June 2007 and is qualified by reference to copies of the senior secured convertible notes and warrants which are filed as exhibits to this registration statement.
The Company
     We are a global provider of value-added services, mobile content delivery applications and advanced operations support systems (OSS) solutions for telecommunications service providers and enterprises. Our solutions are applicable to a range of legacy through next-generation networks that include wired, wireless, voice, data, multimedia, and Internet communications networks. These solutions provide the software applications that enable new carrier services offerings and the analytical tools required to extract knowledge from operating networks—knowledge customers use for cost reduction, improved operational efficiency, acceleration of time-to-market for new services, and more effective customer care.
     We announced after completion of the recent private placement that we plan to use this new funding to roll out current products such as Parent Patrol® and Enterprise Patrol(TM) for mobile operators already in the delivery cycle and to reduce time to market for new value-added services applications. Our Parent Patrol product is a network resident application that helps parents balance access with safety. The product lets parents personalize each child’s phone use, independent of the handset choice, for voice, messaging and data services. Parents use a graphical web interface to specify what times of day their children can use their mobile phones, what services are permitted, and what content may be viewed on the mobile phone. Our Enterprise Patrol product allows corporate communications managers to specify and control company-owned mobile phone usage. Delegated access management allows authorized individuals to designate acceptable-use policies and cost controls for individuals or groups. Control can be based on time of day, the type of service used, specific telephone numbers, and classification of appropriate content.
     Our principal executive office is located at 704 Quince Orchard Road, Gaithersburg, Maryland 20878, and our telephone number is (301) 721-3000.
Recent Financing
Senior Secured Convertible Notes
Term.
     The senior secured convertible notes are due and payable on June 8, 2010.
Principal Payments.
     Principal payments are payable monthly in eighteen (18) equal installments beginning December 30, 2008.
Interest.
     Interest accrues at the rate of 11.25% per annum and is payable monthly beginning June 30, 2007. The interest rate of 11.25% per annum will be reduced by 1% for every 25% increase in the share price over the life of the loan, but will be re-adjusted in the event of a subsequent share price reduction.
Payments of Principal.
     The Company shall make principal payments in cash on a monthly basis at 102% of the monthly amount due. The Company may pay monthly principal payments in shares of common stock if (i) we are in compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the senior secured convertible notes and (ii) the Volume Weighted Average Price (“VWAP”) for each of the 20 consecutive trading days prior to payment is greater than 110% of the fixed conversion price of $0.80 per share. If the Company pays the monthly principal amount in shares, the number of shares shall be determined by dividing the amount due by the fixed conversion price of $0.80 per share. The amount of shares that may be paid as payment of the monthly principal amount due, including shares payable as interest, may not exceed 100% of the daily trading volume average for each of the 20 trading days prior to payment (“Monthly Volume Limitation”) unless waived by the selling stockholders. In the event that the payment in stock would exceed the Monthly Volume Limitation or is not otherwise waived, the Company may elect (for up to 4 payments) to defer such portion of the payment in shares that exceeds the Monthly Volume Limitation until the next principal payment date.

Payments of Interest.
     Interest is payable in cash. The selling stockholders may elect to be paid interest in stock with 10 trading days prior notice. The Company may elect to pay interest in stock if certain conditions are met. The Company may pay interest in shares of our common stock if (i) payment of the shares, including shares payable as principal, does not exceed the Monthly Volume Limitation unless waived by the selling stockholders and (ii) the Company confirms to the selling stockholders that it does not believe the selling stockholders have any material non-public information relating to the Company. Payment of interest in stock is at 93% of the market price, defined as the VWAP for each of the 20 consecutive trading days prior to payment.
Voluntary Conversion by Holder.
     The senior secured convertible notes are convertible at anytime at the discretion of the holder at a fixed conversion price per share of $0.80, subject to adjustment including full-ratchet, anti-dilution protection, and subject to a 4.999% cap on the beneficial ownership of our shares of common stock by the holder and its affiliates following such conversion, which may be waived upon 61 days notice, in which case the beneficial ownership cap will be 9.999%.
Forced Conversion.
     Subject to compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the senior secured convertible notes and subject to waiver of the 9.99% beneficial ownership cap by the holder and its affiliates following such conversion, we also have the right to force conversion if the 20 day average of the VWAP for our common stock exceeds 200% of the then effective conversion price for at least 65 consecutive trading days.
Financial Covenants.
     The notes contain various financial covenants, including requirements to maintain specified minimum tangible net worth, cash, quarterly revenues, EBITDA and eligible working capital. Events of default include the failure to pay principal, interest or other payments when due, our common stock ceasing to be listed on Nasdaq or on the OTC Bulletin Board, material breaches of the investment documents, certain change of control events and specified bankruptcy events. Upon an event of default, the principal and all accrued interest may be accelerated at the option of the holders and become immediately due and payable, and the holders have the right to require us to repurchase the notes at a price equal to 125% of the outstanding principal amount plus accrued interest. These covenants are discussed in greater detail on page 12 in the section titled “Recent Private Placement.”
     The investment documents contain various limitations on other debt and equity financings during the three years in which the notes are outstanding, and require the proceeds of any such financings to be used to make an offer to pay down the notes. Those limitations include prohibitions on the incurrence of other senior or secured debt and rights of first refusal in the event of other debt and equity financings. The selling stockholders also have rights of approval over proposed sales of assets and rights of first refusal in the event of sales of any business line.
Warrants
     In connection with the senior secured convertible notes, the note holders were also issued warrants to purchase up to 1,860,760 shares of our common stock, exercisable for a period of 7 years at an exercise price of $0.84 per share, subject to certain adjustments. These adjustments include a full-ratchet adjustment provision and similar standard provisions which adjust the number of shares and exercise price in the event of a stock split, stock dividend, combination or similar corporate transaction. The warrants may be exercised for cash or on a cashless basis. In addition, we have agreed to grant additional warrants should we exercise our call right or the selling stockholders exercise their warrants following the two year anniversary of the closing date at a time when the market price is 200% or more above the conversion price (for a minimum of 30 consecutive trading days).

The Offering
The offering relates to the offer and sale of ACE*COMM Corporation common stock by the selling shareholders identified in this prospectus. The selling shareholders and the specified number of shares that they each may sell through this prospectus are listed on page 15.
The shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and /or sale of the shares.

Shares of our common stock offered for re-sale by the selling stockholders pursuant to this prospectus	5,450,000 shares(1)

Percent of our outstanding common stock represented by the shares being offered for re-sale by the selling stockholders as of December 20, 2007	28.2%(2)

Common stock to be outstanding after the offering	24,774,849 shares (3)

Proceeds to the Company	All of the net proceeds from the sale of our common stock covered by this prospectus will be received by the selling stockholders who offer and sell shares of our common stock. We will not receive any proceeds from the sale of our common stock offered by the selling stockholders, although we will receive proceeds from the exercise of the warrants held by the selling stockholders to the extent the exercise price for such warrants is paid with cash.(4) The proceeds we would receive if the exercise price of all the warrants were paid with cash would be approximately $1,563,038. These proceeds, if any, will be used for general corporate purposes. However we cannot assure you that the exercise price of any of these warrants will be paid with cash.

The total dollar value of the shares of our common stock underlying our senior secured convertible notes being registered for resale	$4,305,500(5)

(1)	These 5,450,000 shares were purchased by the selling stockholders from us in our private placement completed in June 2007 or are issuable to the selling stockholders upon conversion of our senior secured convertible notes and consist of 2,478,499 shares of common stock issuable upon conversion of the senior secured convertible notes and 2,971,501 shares of common stock issuable by the Company upon conversion of interest under the senior secured convertible notes.

(2)	As of December 20, 2007, the total number of shares of common stock outstanding held by non affiliates equals 16,588,217 shares. The percent of our outstanding common stock held by non-affiliates represented by the shares being offered for re-sale by the selling stockholders as of December 20, 2007 is 32.8%.

(3)	Unless the context indicates otherwise, all share and per-share information in this prospectus is based on 19,324,849 shares of our common stock outstanding as of December 20, 2007. Shares of common stock to be outstanding after this offering assumes that all shares registered under this prospectus are sold by the selling stockholders.

(4)	All of the warrants contain a cashless exercise provision whereby each holder, at its option, may exercise the warrant by surrender and cancellation of a portion of the shares of our common stock issuable upon the exercise of the warrant based on the difference between the then current market price of our common stock and the exercise price of the warrant. If a holder of a warrant elects to exercise its warrant on a cashless basis, we would not receive any proceeds from such exercise but instead would issue fewer shares of our common stock.

(5)	Determined by multiplying the number of shares of common stock being registered underlying our senior secured convertible notes (including accrued interest that may be paid in common stock) by the closing market price for such shares of common stock on the trading day prior to when our senior secured convertible notes and warrants were purchased from us.

RISK FACTORS
     An investment in our common stock involves certain risks. To understand these risks and to evaluate an investment in our common stock, you should read this entire prospectus, including the following risk factors, and the risk factors that are set forth in the reports we file with the Securities and Exchange Commission, including our annual report on Form 10-K and quarterly reports on Form 10-Q. Some of these reports are incorporated herein by reference, as indicated under the caption “Incorporation of Certain Documents by Reference.”
Risks relating to our common stock, notes and warrants
Our delisting from the Nasdaq Capital Market and recent listing on the over-the-counter bulletin board could reduce the marketability of our shares and our ability to raise equity capital could be harmed.
Our common stock was delisted from the Nasdaq Capital Market and we are currently trading on the over-the-counter bulletin board. This could make it more difficult for investors to sell our shares, may cause the price of our common stock to decline to reflect this and may make it more difficult or expensive for us to raise additional equity capital in the future. In addition, since our common stock has been delisted, it comes within the definition of “penny stock” as defined in the Securities Exchange Act of 1934 and is covered by Rule 15g-9 of the Securities Exchange Act of 1934. That rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9’s applicability affects the ability or willingness of broker-dealers to sell our securities, and accordingly affects the ability of stockholders to sell their securities in a public market and limits our ability to raise additional equity capital in the future.
We may be unable to repay the notes issued in our recent private placement unless we raise additional funds or satisfy those notes in shares of common stock.
The $4.2 million of senior secured convertible notes issued to the selling stockholders in our recent private placement must be repaid in cash unless certain conditions exist that allow us to repay such notes in shares of common stock, including that the market price of our common stock is 10% or more above the conversion price and that the stock portion of any repayment not exceed 100% of the daily trading volume of our common stock without consent of the investors. We have only a limited right to defer a specified number of monthly installments. Since the daily trading volume of our common stock has been well below the amount needed to allow us to pay in stock, and since the recent market price of our common stock has been well below the conversion price, our ability to repay the notes will depend upon the willingness of the investors to accept repayment in stock or on our having or raising the cash needed to repay. We cannot assure you that we will have sufficient funds to repay these notes and meet our operating needs.
Significant sales of our common stock in the public market by the selling stockholders or others may cause our stock price to fall

     This prospectus covers 5,450,000 shares of our common stock, and in the event the number of shares issuable under the notes or warrants issued in our recent private placement increases we may file additional related registration statements to cover the resale of those additional shares. As of December 20, 2007, we had approximately 19,324,849 shares of common stock outstanding, substantially all of which were freely tradable. As of December 20, 2007, the average trading volume of our shares for the last three months has been only approximately 39,027 shares per month. Accordingly, to the extent holders of large blocks of shares were to sell a significant amount of our common stock in the public market, the market price of our common stock likely would decline. Further, the overhang resulting from having a large number of shares available for resale relative to the trading volume might make it more difficult for us to sell equity or equity-related securities in the future.
We may cease to comply with the restrictive financial covenants in our recent private placement
The notes issued in our recent private placement contain restrictive financial covenants, including requirements to maintain:
•	certain levels of tangible net worth (as described on Schedule 3 to the notes),

•	certain levels of cash (as described on Schedule 3 to the notes),

•	certain levels of EBITDA (as described on Schedule 3 to the notes)

•	quarterly revenues of not less than $3,000,0000 and

•	eligible working capital of not less than $4,200,000.
These financial covenants are more extensive than those in the lines of credit we had in place before this financing, and in the past we have had to request waivers from our lenders to avoid default because of our anticipated non-compliance with financial covenants. Any future default, if not cured or waived, could result in the acceleration of all indebtedness outstanding under the notes, and we do not expect to have sufficient funds to make full payment of the principal amount of the notes in the event of acceleration. In addition, our ability to obtain future financing may depend upon our ability to show at that time pro forma compliance with the covenants through the maturity date of the notes. We cannot assure you that we will remain in compliance with the financial covenants.
The anti-dilution rights in our recent private placement may make it difficult for us to raise funds and may result in a significant increase in the number of shares issuable under the notes and warrants
In the recent private placement we granted the investors an anti-dilution right known as a ratchet under which the note conversion price and warrant exercise price would decrease, and accordingly the number of shares issuable under the notes and warrants would increase, in the event we make subsequent issuances of equity at a price less than the note conversion price and warrant exercise price, unless the anti-dilution provision is waived or modified by the note holders. If the subsequent issuance is at a significantly lower price, the increase in the number of shares could be substantial, causing existing stockholders to suffer significant dilution in ownership interests and voting rights. These provisions also may inhibit our ability to raise additional equity capital while the notes and warrants are outstanding.
Other provisions from our recent private placement could make it more difficult for us to raise financing in the future
We also agreed in the documents for the recent private placement not to incur any senior debt and not to incur more than $2.5 million of subordinated debt. Further, substantially all of our assets have been pledged to secure certain indebtedness under the notes and we have agreed not to pledge any assets to support other indebtedness. With respect to equity offerings, we have granted the investors a right of first refusal, for as long as the notes are outstanding, to participate in any subsequent equity financing that we conduct. We also have granted an anti-dilution right known as a ratchet, described more fully in the preceding paragraph. Further, we have agreed to use all proceeds of any equity or debt financing to fund an offering to repurchase the notes plus a 25% premium. These provisions may hamper our ability to raise additional capital while the notes are outstanding.

Risks relating to our business and financial condition
Because of our reliance on significant customers and large orders, failures to obtain a sufficient number of large contracts has had and could continue to have a material adverse effect on our revenues for one or more periods.
A significant portion of our revenue comes from large financial commitments by a small number of customers, including both telecommunications carriers and large enterprises. We expect to continue to depend on a limited number of customers in any given period for a significant portion of our revenue and, in turn, to be dependent on their continuing success and positive financial results and condition. These large customers may result from one-time competitive procurements or from repeat purchases from distributors, OEMs or other strategic partners. We may not prevail in one or more of the procurements, and our distributors may increase or suspend purchases of our products and services at any time. If we fail to continue to receive orders from such customers, or if any one or more of these customers suffers a downturn, our financial results will suffer. Our revenues and liquidity also may vary significantly from quarter to quarter based upon the delivery schedules of our large contracts, particularly extensions or delays in the delivery schedule arising from customer decisions or requirements. In 2007, we were not able to book some of the larger contracts we were pursuing and customer schedules under large existing contracts did not allow us to deliver products and record the revenue. Our results from operations were adversely affected, and in this most recent twelve months, the effects were significant resulting in our having large losses for the year.
We have experienced severe liquidity demands as a result of revenue shortfalls.
The cumulative losses in the previous year created a significant liquidity problem for the Company. In June of 2007 we raised $4.2 million of convertible debt financing that provided working capital and in conjunction with the April 2007 reduction in operating expenses by approximately $3.0 million per annum achieved primarily through a reduction in personnel and personnel related costs, we have reduced our liquidity demands. To avoid future liquidity problems we must increase revenues and or reduce expenses further or we will have to raise additional capital. This financing, or any other financing that may be available to us, is likely to be more expensive than previous financings and there is no assurance that future financings can be closed.
Demand for our Parent Patrol® product has not developed as rapidly as expected and overall demand is still uncertain.
We have been projecting for a couple of years a strong growth in the demand for the technology underlying our Parent Patrol® and related products, based upon market research and other factors. However, while the number of contracts for these products is growing, and reports on consumer desires for this capability still show that demand should be increasing, we have not yet seen the revenue growth that we have been expecting. Carriers have been slower to embrace and implement this technology than anticipated, and the increase in interest following AT&T’s introduction of a product in this space may not continue. Since we are continuing to invest in this product line, the demand for this technology is expected to have a significant impact on our results of operations and ability to return to profitability.
Our products must be continuously updated to work with changing technology and demand for our products could be impacted by any competitors introducing more advanced technology.
To maintain and improve demand for our products, we must continue to develop and introduce value-added, timely and cost effective new products, features and services that keep pace with technological developments and emerging industry standards. Any failure to do this will limit the market into which we can sell our products and services. We have recently introduced new software products such as Parent Patrol® and are pursuing the development of others. These products have not yet achieved wide spread market acceptance, and the sales cycle for these products is longer than our other products and services, ranging from 12 to 24 months. With our increasing focus on sales of our Patrol Suite of products to carriers, our ability to achieve significant revenue growth may depend increasingly on the acceptance of these products and related services. Further, customers are always looking for the most advanced technology available, within certain price ranges. To the extent that competitors can offer more advanced technology within a given price range, our sales would be adversely affected. Further, customer technology upgrades can lead to sometimes lengthy delays in orders for our products until their system upgrades are complete and they are in a position to have our products installed as part of their new systems.

The adverse conditions in the telecommunications industry continue despite improvements in the economy and may continue to do so.
Our business and financial results are highly dependent on the telecommunications industry and the capital spending of our customers. Over the past four or five years capital spending by telecommunication companies has been at reduced levels. Telecommunications products and services have increasingly become commodities that cannot easily be distinguished, leading to lower margins and reduced spending on costly software. The reduction of spending by companies in the telecommunication industries has caused, and may continue to cause, a significant reduction in our revenues. Although over the past fiscal year we experienced an increase in demand from certain types of customers, other areas of our business have experienced continued weakness in demand and unwillingness of customers to spend significant sums on procuring new Convergent MediationTM or OSS solutions products or services.
Unless we continue to maintain existing strategic alliances and develop new ones, our sales will suffer.
Our results could suffer further if we are unable to maintain existing and develop additional strategic alliances with leading providers of telecommunications services and network equipment who serve as distributors for our products. If we are not able to maintain these strategic alliances, we will not be able to expand our distribution channels and provide additional exposure for our product offerings. These relationships can take significant periods of time and work to develop, and may require the development of additional products or features or the offering of support services we do not presently offer. Failure to maintain particular relationships may limit our access to certain countries or geographic areas unless we are able to enter into new relationships with companies that can offer improved access.
Many of our telecommunications customers involve credit risks for us.
Many of our customers present potential credit risks, and we are dependent on a small number of major customers. The majority of our customers are in the telecommunication services industry and government sector, or are in the early stages of development when financial resources may be limited. Five customers represented 62% of our gross trade receivables balance as of September 30, 2007. Because we depend on a small number of major customers, and many of our customers present potential credit risks for different reasons, our results of operations could be adversely affected by non-payment or slow-payment of receivables. For a more detailed discussion of doubtful accounts please read the section labeled “Management’s Discussion and Analysis of Results of Operations and Financial Condition - Allowance for Bad Debts“ in our Form 10-Q for the period ending September 30, 2007. Several of our international customers have negotiated extended payment terms, further separating the time payment is received from when costs are incurred.

We are increasingly subject to the risks and costs of international sales, and failure to manage these risks would have an adverse effect on us.
A substantial portion of our revenues are derived from international sales and are therefore subject to the risks of conducting business overseas, including the general economic conditions in each country, the overlap of different tax structures, the difficulty in managing resources in various countries, changes in regulatory requirements, compliance with a variety of foreign laws and regulations, foreign currency translations and longer payment cycles. We derived approximately 61% and 60% of our revenue from customers outside of the United States for the three months ended September 30, 2007 and 2006 respectively. To the extent that we have increased our international revenue sources over the last three years, the impact of the risks related to international sales could have an increasingly larger effect on our financial condition as a whole.
Continuing market consolidation may reduce the number of potential customers for our products.
The North American communications industry has experienced significant consolidation. In the future, there may be fewer potential customers requiring operations support systems and related services, increasing the level of competition in the industry. In addition, larger, consolidated communication companies have strengthened their purchasing power, which could create a decline in our pricing structure and a decrease of the margins we can realize. These larger consolidated companies are also striving to streamline their operations by combining different communications systems and the related operations support systems into one system, reducing the number of vendors needed. The continuing industry consolidation may cause us to lose more customers, which would have a material adverse effect on our business, financial condition and results of operations. Market consolidation within the UK service provider market has reduced the number of customers for our products and has begun to erode our existing customer base within this group. Failure to replace these customers will have a negative impact upon future operating results.
Failure to estimate accurately the resources necessary to complete fixed-price contracts would have an adverse effect on our bottom line.
Our failure to accurately estimate the resources required for a project or a failure to complete contractual obligations in a manner consistent with the projected plan may result in lower than expected project margins or project losses, which would negatively impact operating results. Our sales are formalized in agreements that may include customization of the underlying software and services. These agreements require projections related to allocation of employees and other resources. Additionally, we may fix the price of an arrangement before the final requirements are finalized. On occasion, we have, and may be required in the future, to commit unanticipated additional resources to complete projects, and the estimated fixed price may not include this unanticipated increase of resources. If our original projections are not met, project losses may occur that would have a negative impact on our operating results.

Inability to forecast revenue accurately may result in costs that are out of line with revenues, leading either to additional losses or downsizing that may not have been necessary.
We may not be able to accurately forecast the timing of our revenue recognition due to the difficulty of anticipating compliance with the accounting requirements for revenue recognition and to the fact that we historically have generated a disproportionate amount of our operating revenues toward the end of each quarter. Our operating results historically have varied from fiscal period to fiscal period. Accordingly, our financial results in any particular fiscal period are not necessarily indicative of results for future periods.
We may be subject to additional risks
The risks and uncertainties described above are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations.

FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS
     We have made forward-looking statements in this document, and in documents that we incorporate by reference. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of our operations. Words such as believes, expects, anticipates or similar expressions, indicate forward-looking statements.
     You should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect our future financial results and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include the factors in the section entitled “Risk Factors” on page 5 and other risk factors as may be detailed from time to time in ACE*COMM’s public announcements and filings with the Securities and Exchange Commission.
     The forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.
ABOUT THIS PROSPECTUS
     We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the offered shares. This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to the registration statement for a complete description.
NO PROCEEDS TO THE COMPANY
     ACE*COMM will not receive any of the proceeds from sales of shares by the selling stockholders. The costs and expenses of approximately $12,000 incurred in connection with the registration under the Securities Act of the offered shares will be paid by ACE*COMM. The selling stockholders will pay any brokerage fees and commissions and share transfer and other taxes attributable to the sale of the offered shares.

RECENT PRIVATE PLACEMENT
     We completed a private placement on June 11, 2007 of $4.2 million of senior secured convertible notes to the selling stockholders identified in this prospectus, yielding net proceeds to us of approximately $3.6 million.
     The notes are to be repaid over a three (3) year period ending December 2010 in eighteen (18) equal monthly installments beginning December 30, 2008. Repayment of principal must be in cash or, if the market price of our common stock is 10% or more above the fixed $0.80 conversion price, in shares of our common stock. If the market price is 10% or more above the conversion price and the principal is being repaid in common stock, then the selling stockholders will be receiving stock at a price at least 10% lower than the market price. Payment of interest is due in monthly installments beginning June 30, 2007. Interest is payable either in cash or stock at the selling stockholders’ election and at the Company’s election if certain conditions are met. The Company may pay interest in shares of our common stock if payment of the shares does not exceed 100% of the average of the daily trading volume for the preceding 20 consecutive trading days prior to payment (unless waived by the selling stockholders) and the Company confirms to the selling shareholders that it does not believe that the selling stockholders have material non-public information relating to the Company. Payment of interest is at 93% of the market price, defined as the VWAP for each of the 20 consecutive trading days prior to payment. We have a limited right to defer a specified number of monthly principal installments. We presently intend to pay the notes in stock, both interest and principal, if we meet all of the requirements to do so, as described above. If we do not meet the requirements continuously for the period during which notes are outstanding, but generally meet those requirements, we believe we will have adequate cash resources to make the payments during non-qualifying periods if the selling stockholders do not accept stock in payment. In the event we do not meet the requirements to pay in stock for a large portion of the note amortization period, which starts in December 2008 and runs through the final maturity of the notes in June 2009, we likely will need to raise additional financing to repay or refinance the notes. We cannot assure you that financing will be available on favorable terms or at all. See the risk factors on page 5 “We may be unable to repay the notes issued in our recent private placement unless we raise additional funds or satisfy those notes in shares of common stock.”
     The interest rate of 11.25% per annum will be reduced by 1% for every 25% increase in the share price over the life of the loan, but will be re-adjusted in the event of a subsequent share price reduction. The variability of the interest rate and fluctuations in the market price of the common stock mean the stock portion of any monthly or other payment of accrued interest will change over time.
     The notes are convertible, from time to time, into shares of our common stock at a fixed conversion price of $0.80 per share, subject to certain adjustments. These adjustments include a full ratchet adjustment provision which automatically lowers the conversion price if subsequent issuances of equity occur at a price below the conversion price, although the agreements prohibit us from making such issuances of equity and thereby lowering the conversion price until all necessary shareholder approvals have been obtained. The notes also include anti-dilution provisions which adjust the conversion rate in the event of a stock split, stock dividend, combination or similar corporate transaction.
     The notes are guaranteed by our subsidiaries and secured by a pledge of substantially all our assets and those of our subsidiaries. These notes replace our outstanding lines of credit with Silicon Valley Bank, which were repaid at closing.

     The Company shall at all times during which the senior secured convertible notes are outstanding maintain, as of the last day of each fiscal quarter, a Tangible Net Worth and an amount of Cash, not less than eighty percent (80%) of the projected levels of Tangible Net Worth and Cash, respectively, for such fiscal quarter as set forth in the schedule below. For the purposes hereof, “Tangible Net Worth” shall mean the sum of the following: capital, capital surplus and retained earning, less the sum of the value on the Company’s books of all intangible assets including but not limited to: goodwill, patents, franchises, trademarks, copyrights and the write-up in the book value of any assets resulting therefrom after acquisition. For the purposes hereof, “Cash” shall mean all cash and cash equivalents, as shown on the consolidated balance sheet of the Company and included in the then most recent applicable SEC filing. In addition, the Company shall at all times during which the senior secured convertible note is outstanding:
•	maintain, for each fiscal quarter ending after the June 8, 2007, gross revenues of not less than $3,000,000 for such fiscal quarter

•	maintain, as of the last day of each fiscal quarter, EBITDA of not less than the amount of EBITDA required for such fiscal quarter as set forth in the schedule below.

•	cause the aggregate amount of working capital to have an aggregate value equal to not less than $4,200,000.
Calendar Quarters
(amounts in 000’s)

	2007	2007	2007	2008	2008	2008	2008
	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	Sep-07	31-Dec
Cash	3,183	1,181	1,937	1,213	304	437	1,701
For all fiscal quarters after December 31, 2008, required cash is cash equal to or exceeding the greater of (i) cash required for the fiscal quarter ending December 31, 2008 as set forth above, and (ii) 80% of the amount of cash applicable to such fiscal quarter pursuant to the Company’s operating plan for such quarter approved by the Company’s board of directors.
TNW

Stockholders Equity	(1,106)	(1,940)	(2,620)	(2,669)	(3,537)	(3,327)	(3,046)
less intangibles of:
Goodwill	386	386	386	386	386	386	386
Acquired Intangibles	1,208	967	727	486	298	122	27

TNW @	(2,700)	(3,293)	(3,733)	(3,541)	(4,221)	(3,835)	(3,459)
For all fiscal quarters after December 31, 2008, required Tangible Net Worth is Tangible Net Worth equal to or exceeding the greater of (i) Tangible Net Worth required for the fiscal quarter ending December 31, 2008 as set forth above, and (ii) 80% of the amount of Tangible Net Worth applicable to such fiscal quarter pursuant to the Company’s operating plan for such quarter approved by the Company’s board of directors.
EBITDA

Net income (loss)	(1,580)	(972)	(819)	(188)	(1,007)	71	(132)
less:
interest expense	39	118	118	118	118	118	118
depreciation	99	99	99	99	99	99	99
option expense	67	67	54	17	17	17	17
amortization	241	241	241	241	188	177	94

EBITDA @	(1,134)	(447)	(307)	287	(585)	482	196

Required EBITDA	(1,361)	(536)	(368)	230	(702)	386	157

Required Cumulative
EBITDA	(1,361)	(1,897)	(2,266)	(2,036)	(2,738)	(2,352)	(2,196)
For all fiscal quarters after December 31, 2008, required EBITDA is EBITDA equal to or exceeding the greater of (i) $1,00, and (ii) 80% of the amount of EBITDA applicable to such fiscal quarter pursuant to the Company’s operating plan for such quarter approved by the Company’s board of directors.
For all fiscal quarters through December 31, 2008, the Company shall be deemed to be in compliance with the note if the Cumulative EBITDA requirement is satisfied regardless of whether the EBITDA requirement for such fiscal quarter is satisfied.

     At any time following the 90th trading day after June 8, 2007, we have the option to redeem the senior secured convertible notes before their maturity by payment in cash of 125% of the then outstanding principal amount due plus accrued and unpaid interest. To redeem the senior secured convertible notes we must satisfy certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the senior secured convertible notes, monthly installment volume limitations and the value of the underlying shares needs to exceed 125% of the then outstanding principal amount due plus accrued and unpaid interest. The payment of the senior secured convertible notes would occur on the 10th day following the date we gave the holders notice of our intent to redeem the senior secured convertible notes.
     In connection with the issuance of our senior secured convertible notes, we also agreed to file a registration statement covering the resale of the shares of common stock that may be issued upon the conversion of the notes and the exercise of the warrants. Inclusion of the shares issuable from time to time upon exercise of the common stock warrants and certain of the shares issuable from time to time upon conversion of the notes’ principal have been waived as a result of limitations imposed by Rule 415(a)(1)(i) and comments received by the staff of the Securities and Exchange Commission. We are required to file such registration statement by the 30th calendar day following the closing date of the notes (June 8, 2007). In addition, we agreed that the registration statement must generally be declared effective by the SEC by the 90th calendar day following June 8, 2007. We must use our reasonable best efforts to keep the registration statement of which this prospectus is a part continuously effective until the fifth (5th) anniversary of the effective date or such earlier date when all shares registered thereunder have been sold publicly. Failure to do so will result in specified penalties. If the registration statement of which this prospectus is a part is not declared effective by the SEC by the 90th calendar day after June 8, 2007, or if we fail to maintain the effectiveness of the registration statement, we are required to pay to each investor cash equal to 1% of the aggregate purchase price paid by such investor and shall pay to such investor such amount for each subsequent 30-day period, up to a maximum aggregate liquidated damages amount of 15% of the aggregate purchase price paid by such investor.
     The note holders were also issued warrants to purchase up to 1,860,760 shares of our common stock, exercisable for a period of 7 years at a exercise price of $0.84 per share, subject to certain adjustments. These adjustments include a full-ratchet adjustment provision which automatically lowers the warrant exercise price if subsequent issuances of equity occur at a price below the warrant exercise price, although the agreements prohibit us from making such issuances of equity and thereby lowering the exercise price until all necessary shareholder approvals have been obtained. The warrants also include provisions which adjust the number of shares and exercise price in the event of a stock split, stock dividend, combination or similar corporate transaction. The warrants may be exercised for cash or on a cashless basis. In addition, we have agreed to grant additional warrants should we exercise our call right or the selling stockholders exercise their warrants following the two year anniversary of the closing date at a time when the market price is 200% or more above the conversion price (for a minimum of 30 consecutive trading days).
     The table below provides the following information regarding issuance of the senior secured convertible notes and warrants completed in June 2007: (i) the gross proceeds to us, (ii) the net proceeds to us, and (iii) each payment we made or may be required to make to the selling stockholders, any affiliate of the selling stockholders or any person with whom the selling stockholders have a contractual relationship regarding issuance of the notes. The total possible payments that we are required to make to each of Hale Fund Management, LLC and EREF ACE, LLC during the first year following sale of the senior secured convertible notes, and which consists solely of interest payments, will be $39,375 and $433,125, respectively.

Investor Name	Amount
Hale Fund Management, LLC	$350,000
EREF ACE , LLC	3,850,000

Gross proceeds	4,200,000

Less fees and expenses:
Payment to Hale Fund Management, LLC and EREF ACE , LLC (1)	($160,000)
Payment to Hale Fund Management, LLC (2)	($81,900)
Payment to EREF ACE, LLC (2)	($81,900)

Total Domestic and Foreign legal fees and expenses	($282,541)

Net proceeds	$3,563,659 (3)

Interest Paid to Date

Payment of Interest to Hale Fund Management, LLC(4)	($20,156)
Payment of Interest to EREF ACE, LLC(4)	($221,696)

Total Interest Paid to Date	($241,852)

(1)	Reimbursement of legal fees and due diligence costs incurred by the investor.

(2)	Payment of a structuring fee to the selling stockholders.

(3)	We used $532,465 of the proceeds to payoff our lines of credit with Silicon Valley Bank.

(4)	Represents the dollar value of interest payments made in shares for the months ended June 30, 2007, July 31, 2007, August 31, 2007, September 30, 2007, October 31, 2007 and November 30, 2007 calculated by multiplying the number of shares issued by the closing market price at the end of each period, respectively.

SELLING STOCKHOLDERS
     This prospectus relates to the offering and sale, from time to time, of up to 5,450,000 shares of ACE*COMM Corporation common stock currently held by, or issuable to, the selling stockholders named in the table below, based on the selling stockholders’ representations regarding their ownership. Shares issuable upon exercise of outstanding options, warrants and other convertible securities are not deemed to be outstanding except for shares of common stock subject to options, warrants or other convertible securities which are exercisable within 60 days of the date of this prospectus.
     The shares offered by the selling stockholders include up to 5,450,000 shares issued or issuable from time to time upon conversion of principal and interest under our senior secured convertible notes in the private placement completed on June 11, 2007. The number of shares issuable in lieu of cash interest payments being registered hereby represents shares issuable by the Company and not at the election of the selling stockholders. The terms of the private placement are described more fully above under the caption “Recent Private Placement.”
     ACE*COMM Corporation has no agreements with the selling stockholders with respect to the manner or timing of sales of their ACE*COMM Corporation common stock. However, the selling stockholders do have approval rights over the proposed sales of assets and rights of first refusal in the event of sales of any business line. The selling stockholders also have the sole discretion whether to waive restrictive financial covenants should we be out of compliance with any such covenant. In addition, the selling stockholders have the right to designate a non-voting board observer entitled to attend all board meetings, at the discretion of our board of directors, until principal is paid on the note or December 2008, whichever is later. These approval and other rights are described more fully above under the caption “Recent Private Placement.”
     Since the selling stockholders may sell all, some or none of their shares, ACE*COMM Corporation cannot estimate the number of shares that will be sold by the selling stockholders or that will be owned by the selling stockholders upon completion of this offering. On December 20, 2007, the selling stockholders beneficially owned 28.7% of the total outstanding shares of ACE*COMM Corporation which amount represents 46.8% of the number of shares outstanding and held by non-affiliates of the Company. We are not aware of any material relationship between us and the selling stockholders within the past three years other than as a result of the recent private placement and the selling stockholders’ beneficial ownership of our common stock that resulted from that transaction. None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Based on information obtained from the selling stockholders, the selling stockholders do not have an existing short position in the Company’s common stock and have not had an existing short position in the Company’s stock since completion of the private placement in June 2007.

				Shares
	Shares Beneficially		Number of	Beneficially
Name of Selling	Owned Prior to Offering		Shares	Owned After the
Stockholder	Number(1)(7)	Percent (3)	Offered(7)	Offering (2)
Hale Fund Management, LLC (4)(6)	646,843	3.2%	454,167	0
EREF ACE, LLC (5)(6)	7,115,236	26.9%	4,995,833	0
TOTAL:	7,762,079	28.7%	5,450,000	0

(1)	The shares issuable upon conversion of accrued interest under the notes that are not exercisable within 60 days of the date of this prospectus are not included in the shares beneficially owned prior to the offering. Hale Fund Management, LLC beneficially owns 20,126 shares convertible upon accrued interest in the next 60 days, based on the assumptions described more fully below in footnote 7. EREF ACE, LLC beneficially owns 221,380 shares convertible upon accrued interest in the next 60 days, based on the assumptions described more fully below in footnote 7.

(2)	Assumes the sale of all shares offered in this prospectus and no other purchases or sales of ACE*COMM Corporation common stock.

(3)	Calculated based on Rule 13d-3(i) using 19,324,849 shares of ACE*COMM Corporation common stock outstanding as of December 20, 2007. In calculating the amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes (including shares convertible for accrued interest in the next 60 days) and warrants, but we did not assume conversion of any other holders’ notes (including shares convertible for accrued interest in the next 60 days) and warrants.

(4)	The number of shares being offered includes 206,552 shares issuable upon conversion of principal of the senior secured convertible notes, 247,625 shares issuable upon conversion of accrued interest under the notes and 34,153 shares of ACE*COMM Corporation common stock previously issued in payment of interest. The shares issuable upon conversion of accrued interest under the notes have been estimated based on the assumptions described more fully below in footnote 7. Martin Hale, Jr. has voting and investment control over the securities held by Hale Fund Management, LLC. Mr. Hale disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(5)	The number of shares being offered includes 2,271,957 shares issuable upon conversion of principal of the senior secured convertible notes, 2,723,876 shares issuable upon conversion of accrued interest under the notes and 375,654 shares of ACE*COMM Corporation common stock previously issued in payment of interest. The shares issuable upon conversion of accrued interest under the notes have been estimated based on the assumptions described more fully below in footnote 7. Graham Duncan and Mr. Hale share exercise of the voting and investment control over the securities owned by EREF ACE, LLC. Each of Mr. Hale and Mr. Duncan disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(6)	Under the terms of the senior secured convertible notes and the warrants, a selling stockholder may not convert the senior secured convertible notes, or exercise the warrants, to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of common stock which would exceed 4.999% of our then outstanding common stock following such conversion or exercise, excluding for purposes of such determination common stock issuable upon conversion of the senior secured convertible notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column and the percentage in the third column, as well as the totals in those columns, do not reflect this limitation. This limitation may be waived or increased (in either case a beneficial ownership cap of 9.999% would still apply) by a selling stockholder with respect to such holder’s shares, upon 61 days prior written notice to us. In addition, the 4.999% beneficial ownership limitation would not prevent the selling stockholder from acquiring and selling in excess of 4.999% of our common stock through a series of conversions or exercises and sales under the senior secured convertible notes and warrants.

(7)	For purposes of calculating the shares issuable in payment of accrued interest (both within 60 days and for the term of the notes), we assumed no downward adjustment in the current interest rate of 11.25% per annum and no change in the VWAP for each of the 20 consecutive trading days prior to the payment made for the month ended November 30, 2007. The figure used for determining the number of shares issuable to pay interest was $0.33, which is 93% of the assumed market price of $0.36. Shares previously issued in payment of interest were calculated using the number of shares actually paid.

PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock, but we will not receive any proceeds from the sale of the common stock by the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale or purchase of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
     We have advised each selling stockholder that it may not use shares registered under this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. The selling stockholders will be responsible for their respective compliance with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we file many of our documents electronically with the SEC, and you may access those documents over the Internet. The SEC maintains a “web site” that contains reports, proxy and information statements and other information regarding issuers that file electronically at “http://www.sec.gov.”
     ACE*COMM Corporation’s common stock is traded on the OTC Bulletin Board under the symbol “ACEC”.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” information into this prospectus. That means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered a part of this prospectus, except for any information superseded by information presented in this prospectus. This prospectus incorporates important business and financial information about us and our subsidiaries that is not included in or delivered with this prospectus. This prospectus incorporates by reference the documents listed below that ACE*COMM Corporation has filed with the SEC:
•	Annual Report on Form 10-K filed on September 28, 2007 for year ended June 30, 2007.

•	Quarterly Report on Form 10-Q filed on November 14, 2007 for period ended September 30, 2007.

•	Current Report on Form 8-K filed with the SEC on July 27, 2007.

•	Current Report on Form 8-K filed with the SEC on August 16, 2007.

•	Current Report on Form 8-K filed with the SEC on September 12, 2007.

•	Current Report on Form 8-K filed with the SEC on September 14, 2007.

•	Current Report on Form 8-K filed with the SEC on September 26, 2007.

•	The description of our common stock contained in its Registration Statement on Form 8-A filed with the SEC on July 19, 1996, including any amendment or reports filed for the purpose of updating such description.
     These documents are available without charge to you if you call or write to Loretta Rivers, ACE*COMM Corporation, 704 Quince Orchard Road, Gaithersburg, Maryland 20878, telephone number (301) 721-3000.
     All reports and other documents filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the effective date of the registration statement and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. ACE*COMM Corporation has not authorized anyone to provide you with information that is different, and, if given or made, such information must be not be relied upon as having been authorized by us. Neither the delivery of this prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date on the front of this prospectus. This prospectus shall not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation.

LEGAL MATTERS
     Hogan & Hartson L.L.P., Washington, D.C. has passed upon the validity of the common stock offered pursuant to this prospectus.
EXPERTS
     The financial statements and schedule incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended June 30, 2007 have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm, as experts in accounting and auditing in giving said reports.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by ACE*COMM or the selling stockholder. This prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the offered shares, in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of ACE*COMM since the date hereof.

5,450,000 Shares
ACE*COMM
CORPORATION
Common Stock

PROSPECTUS

December 27, 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the estimated fees and expenses payable by ACE*COMM in connection with the issuance and distribution of the securities being registered:

Registration Fee	$262
Printing and Duplicating Expenses	$1,500
Legal Fees and Expenses	$5,000
Blue Sky Fees	$250
Accounting Fees and Expenses	$4,000
Miscellaneous	$1,000
Total	$12,012
Item 15. Indemnification of Directors and Officers.
     Under Section 2-418 of the Maryland General Corporation Law (“MGCL”), unless limited by the articles of incorporation, a corporation may indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, the MGCL requires corporations, as a condition to advancing expenses, to obtain (i) a written affirmation by the director or officer of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized by the MGCL and the corporation’s charter and by-laws has been met, and (ii) a written statement by or on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.
     Indemnity is mandatory if a director or an officer has been successful on the merits or otherwise in the defense of any proceeding arising from his or her service as a director unless such indemnification is not otherwise permitted as described in the following sentence. In addition to the foregoing, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.
     Maryland law also provides that, where indemnification is permissible, it must be authorized (a) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of two or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (b) by special legal counsel selected by the board of directors or by a committee of the board of directors (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel), or (c) by a vote of the stockholders other than those stockholders who are directors and a party to the proceedings.
     The ACE*COMM articles of incorporation limit the monetary liability of both officers and directors to the maximum extent permissible under Maryland law.

Item 16. Exhibits
     The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit
No.	Description

2.1	Securities Purchase Agreement, dated as of June 4, 2007 by and among ACE*COMM Corporation and the purchasers named therein (Incorporated by reference to Exhibit 2.1 to our Form 8-K dated June 14, 2007).

4.1	Form of Specimen of Common Stock Certificate (Incorporated by reference to the ACE*COMM’s Registration Statement on Form S-1, File No. 333-25439).

4.2	$350,000 Series A Senior Secured Convertible Note Due June 8, 2010 to Hale Fund Management, LLC, as amended and restated as of July 12, 2007.†

4.3	$3,850,000 Series A Senior Secured Convertible Note Due June 8, 2010 to EREF ACE, LLC, as amended and restated as of July 12, 2007.†

4.4	Warrant dated June 8, 2007, as amended and restated as of July 12, 2007, for 155,063 shares of the Company’s common stock to Hale Fund Management, LLC.†

4.5	Warrant dated June 8, 2007, as amended and restated as of July 12, 2007, for 1,705,697 shares of the Company’s common stock to EREF ACE, LLC.†

5	Opinion of Hogan & Hartson L.L.P. as to the validity of the shares being registered.*

23.1	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).

23.2	Consent of Grant Thornton, LLP.*

24	Power of Attorney (included on signature page to initial filing of registration statement on June 29, 2007).

*	Filed herewith.

†	Previously filed.

Item 17. Undertakings.
(a)	The undersigned registrant hereby undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)1(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Gaithersburg, Maryland, on December 27, 2007.

ACE*COMM CORPORATION (Registrant)
By:	/s/ Steven R. Delmar
Steven R. Delmar
Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on the 27th day of December 2007.

*
James Greenwell	Chief Executive Officer, President and Director
(Principal Executive Officer)

/s/ Steven R. Delmar
Steven R. Delmar	Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

*
George T. Jimenez	Executive Chairman of the Board

*
Paul G. Casner, Jr.	Director

*
Gilbert A. Wetzel	Director

*
Harry M. Linowes	Director

J. William Grimes	Director

*
Matthew J. Stover	Director
*  Pursuant to Power of Attorney

By:	/s/ Steven R. Delmar
Steven R. Delmar
Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Securities Purchase Agreement, dated as of June 4, 2007 by and among ACE*COMM Corporation and the purchasers named therein (Incorporated by reference to Exhibit 2.1 to our Form 8-K dated June 14, 2007).

4.1	Form of Specimen of Common Stock Certificate (Incorporated by reference to the ACE*COMM’s Registration Statement on Form S-1, File No. 333-25439).

4.2	$350,000 Series A Senior Secured Convertible Note Due June 8, 2010 to Hale Fund Management, LLC, as amended and restated as of July 12, 2007.†

4.3	$3,850,000 Series A Senior Secured Convertible Note Due June 8, 2010 to EREF ACE, LLC, as amended and restated as of July 12, 2007.†

4.4	Warrant dated June 8, 2007, as amended and restated as of July 12, 2007, for 155,063 shares of the Company’s common stock to Hale Fund Management, LLC.†

4.5	Warrant dated June 8, 2007, as amended and restated as of July 12, 2007, for 1,705,697 shares of the Company’s common stock to EREF ACE, LLC.†

5	Opinion of Hogan & Hartson L.L.P. as to the validity of the shares being registered.*

23.1	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).

23.2	Consent of Grant Thornton, LLP.*

24	Power of Attorney (included on signature page to initial filing of registration statement on June 29, 2007).

*	Filed herewith.

†	Previously filed.